FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of December 2003

                            GROHE Aktiengesellschaft

                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F /X/   Form 40-F / /


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes / /   No /X/

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes / /   No /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes / /   No /X/

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GROHE Aktiengesellschaft
                                               (Registrant)



02 December 2003                   By: /s/ Peter Korfer-Schun
                                      --------------------------------------
                                   Name:   Peter Korfer-Schun
                                   Title:  Chief Executive Officer


02 December 2003                   By: /s/ Michael Grimm
                                      --------------------------------------
                                   Name:   Michael Grimm
                                   Title:  Chief Financial Officer

                    GROHE HOLDING GMBH - 9 MONTHS RESULT 2003


FINANCIAL KEY FIGURES FOR THE FIRST NINE MONTHS OF 2003:

o    Sales EUR 668.9 million (first nine months 2002: EUR 690.5 million)
o    Gross margin 44.3 percent (first nine months 2002: 43.8 percent)
o    Operating income 93.2 million (first nine months 2002: EUR 99.0 million)
o Adjusted EBITDA* EUR 143.5 million (first nine months 2002: EUR 153.9 million)


In the first nine months of 2003 sales amounted to EUR 668.9 million and adjusted for currency effects increased by 0.9 percent compared to the same period of the previous year. The negative exchange rate development, especially the weakening of the US-dollar, caused sales to decrease by 3.1 percent (first nine months 2002: EUR 690.5 million).
A positive effect on sales came from moderate price increases that could be implemented in the market despite persisting price pressure.

Due to the continued difficult domestic market environment, the company could not avoid sales for the first nine months of 2003 declining by 8 percent to EUR
163.9 million in Germany.

Sales in Europe excluding Germany were up 2.6 percent on the previous year's EUR
334.2 million to EUR 342.8 million. Once again reporting an impressive 10.6 percent growth rate, Eastern Europe continued to make a major contribution to sales. Gratifying growth was also recorded in France and Spain where sales increased by +3.3 percent and +6.1 percent, respectively. The Netherlands (-2.9 percent) on the other hand did not reach the previous year's figures. The UK sales figure came in below the previous year's level because of negative exchange rate effects.

The appreciation of the euro had a particularly strong impact on overseas sales, which amounted to EUR 162.3 million in the first nine months of the year (first nine months of 2002: EUR 178.3 million). In currency-adjusted terms, sales were even up 5.7 percent, with local currency sales in the USA (+7.2 percent) and the Far East (+9.0 percent) clearly exceeding the previous year's level. Due to the declining project business and the weak Japanese yen, Japan fell short of the previous year's figures.

Sales for the first nine months of 2003 in the strategic product group Designer Faucets & Accessories increased by 1.2 percent to EUR 60.5 million (first nine months 2002: EUR 59.8 million). Sales in the Bathroom and Special Fittings product group amounted to EUR 289.3 million (first nine months 2002: EUR 296.6 million). The product groups Kitchen Faucets (-2.0 percent) and Showers and Shower Systems (-1.8 percent) were not able to fully match the previous year's figures. Facing continuing difficult market conditions in Germany, the product group SanitarySystems reported sales of EUR 66.3 million (first nine months 2002: EUR 69.4 million).

The gross margin rose from the previous year's 43.8 percent to 44.3 percent in the first nine months of 2003. This increase is mainly attributable to cost savings resulting from ongoing rationalisation efforts and additional reductions in the cost of materials as well as the price increases which had a positive effect on sales. The mainly currency-related decline in sales could not fully be offset, however. Accordingly, the gross profit stood at EUR 296.4 million in the first nine months of 2003 (first nine months 2002: EUR 302.3 million).



* For the definition of EBITDA, please refer to the attachment

The operating income for the first nine months of 2003 amounted to EUR 93.2 million, compared to EUR 99.0 million in the previous year. Adjusted EBITDA* amounted to EUR 143.5 million, remaining below the previous year's adjusted EBITDA* (EUR 153.9 million) which reflected the particularly strong third quarter 2002.


OUTLOOK
In particular as a result of the currency effects, we expect sales in the full fiscal year 2003 to come in slightly below the previous year's figure. EBITDA is expected to develop similarly.



NOTE

We prepare our interim reports in accordance with US GAAP.


ATTACHMENTS
Statements of Operations, Balance Sheets, Statements of Cash Flows, Reconciliation of adjusted EBITDA



The text contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed, may affect our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

* For the definition of EBITDA, please refer to the attachment


                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (EURO IN THOUSANDS)


                                                    Three months ended                      Nine months ended
                                                       September 30,                           September 30,
                                             --------------------------------------------------------------------
                                                  2003              2002             2003             2002

                                             ---------------- ----------------- ---------------- ----------------
Sales                                            214,653           220,187          668,914          690,535
Cost of sales                                   (119,590)         (123,961)        (372,555)        (388,234)

                                             ---------------- ----------------- ---------------- ----------------

Gross profit                                      95,063            96,226          296,359          302,301

Selling, general and administrative
    expenses                                     (55,864)          (56,070)        (169,547)        (172,026)
Research and development                          (6,609)           (5,726)         (19,065)         (16,811)
Amortization of tradename                         (4,846)           (4,831)         (14,525)         (14,502)

                                             ---------------- ----------------- ---------------- ----------------

Operating income                                   27,744           29,599           93,222           98,962

Interest income                                      350               795            1,624            2,181
Interest expense                                 (15,031)          (17,262)         (53,997)         (52,860)
Income from equity method investees                  335               377              381              392
Financial income (loss) from derivatives             832            (5,035)          (9,686)          15,169
Other income and expense, net                       (820)              536          (14,373)          (5,265)

                                             ---------------- ----------------- ---------------- ----------------
Income before income taxes and
    minority interests                            13,410             9,010           17,171           58,579

Income tax expense                                (3,990)           (4,431)         (20,457)         (25,031)

                                             ---------------- ----------------- ---------------- ----------------

Income (loss) before minority interests            9,420             4,579           (3,286)          33,548

Minority interests                                  (249)             (414)            (709)            (808)

                                             ---------------- ----------------- ---------------- ----------------

Net income (loss)                                  9,171             4,165           (3,995)          32,740

                                             ================ ================= ================ ================



                               GROHE HOLDING GMBH
                           CONSOLIDATED BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                       September 30,      December 31,
                                                                            2003              2002
                                                                        (unaudited)
                                                                      ----------------- ------------------
Assets
   Current assets
     Cash and cash equivalents                                             67,481             71,299
     Restricted cash                                                       17,170             31,274

     Accounts receivable
       Trade accounts receivable                                          174,529            143,203
       Due from equity method investees                                     2,572              1,810
                                                                      ----------------- ------------------
                                                                          177,101            145,013
                                                                      ----------------- ------------------

     Inventories                                                          116,256            108,195
     Deferred income taxes                                                  7,995              5,146
     Prepaid expenses                                                       2,954              1,498
     Other current assets                                                  34,540             33,050

                                                                      ----------------- ------------------

         Total current assets                                             423,497            395,475

                                                                      ----------------- ------------------


     Investments in equity method investees                                 1,120              1,510
     Deferred income taxes                                                  1,539              1,329
     Other noncurrent assets                                               24,463             22,321

     Property, plant and equipment
       Land, buildings and improvements, net                              125,961            129,162
       Equipment and machinery, net                                        27,879             28,309
       Other factory and office equipment, net                             42,812             48,274
       Advances and construction in process                                11,282             13,261
                                                                      ----------------- ------------------
                                                                          207,934            219,006
                                                                      ----------------- ------------------

     Intangible assets
       Tradename, net                                                     212,799            226,817
       Software and other intangible assets, net                           13,880             11,226
       Intangible pension asset                                               183                202
                                                                      ----------------- ------------------
                                                                          226,862            238,245
                                                                      ----------------- ------------------

     Goodwill, net                                                        442,874            445,011
                                                                      ----------------- ------------------

         Total assets                                                   1,328,289          1,322,897

                                                                      ================= ==================


                               GROHE HOLDING GMBH
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)


                                                                    September 30,       December 31,
                                                                         2003              2002
                                                                     (unaudited)

                                                                   -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                       28,951              73,184
     Current maturities of capital leases                                   370                 656
     Short-term debt to banks                                             2,770               4,054

     Trade accounts payable                                              17,329              34,599
     Current tax liabilities                                             14,827              16,780
     Other accrued expenses and current liabilities                     167,190             142,910

                                                                   -----------------  ------------------

       Total current liabilities                                        231,437             272,183

                                                                   -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                            513,667             279,954
     Long-term debt to related parties                                   52,787             133,148
     Long-term debt to shareholders                                      15,677              39,526
     Bonds payable                                                      200,000             200,000
     Capital leases                                                         274                 518
     Pension and similar obligations                                    159,224             152,400
     Other accrued expenses and noncurrent liabilities                   17,236              16,435
     Deferred income taxes                                               36,132              75,297
                                                                   -----------------  ------------------

       Total noncurrent liabilities                                     994,997             897,278

                                                                   -----------------  ------------------


   Minority interests in consolidated subsidiaries                        1,938               2,068

   Shareholders' equity
     Share capital                                                       51,374              51,374
     Additional paid in capital                                         117,173             163,204
     Deferred compensation                                               (1,201)             (1,788)
     Accumulated deficit                                                (61,505)            (57,510)
     Accumulated other comprehensive loss                                (5,924)             (3,912)
                                                                   -----------------  ------------------

       Total shareholders' equity                                        99,917             151,368

                                                                   -----------------  ------------------

         Total liabilities and shareholders' equity                   1,328,289           1,322,897

                                                                   =================  ==================


                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)


                                                                    Nine months ended September 30,
                                                                    --------------------------------
                                                                         2003             2002
                                                                    ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                     (3,995)          32,740
   Minority interests in income of subsidiaries                             709              808
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Depreciation of fixed assets                                    26,339           35,945
         Amortization of tradename                                       14,525           14,502
         Amortization of software and other intangibles                   3,225            2,974
         Deferred income taxes                                           (4,827)          (1,484)
         Income from equity method investees                               (381)            (392)
         Noncash compensation                                               587            1,455
         Loss (gain) from disposal of long-lived assets, net                 30             (236)
         Loss on sale of property and equipment to related party              0              530
         Expenses related to the refinancing of loans from
            related parties and shareholders                             14,838                0
         Changes in operating assets and liabilities
            Accrued interest on long-term debt
               to shareholders and related parties                        8,658           13,357
            Derivative financial instruments                             13,511          (12,110)
            Accounts receivable                                         (34,046)         (24,657)
            Inventories                                                 (10,019)          (1,842)
            Prepaid expenses and other assets                            11,438            5,627
            Accounts payable                                            (17,270)          (8,922)
            Pension and similar obligations                               7,072            6,488
            Other accrued expenses and liabilities                       16,698           30,624
                                                                    ---------------  ---------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                             47,092           95,407
                                                                    ---------------  ---------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment                     (16,658)         (15,840)
         Proceeds from sale of property, plant and equipment                427            1,446
         Proceeds from sale of property, plant and equipment
           to related parties                                                 0            1,960
         Purchases of intangible assets                                  (6,419)          (3,299)
         Purchases of shares from minorities                             (2,886)            (203)
         Dividends received from equity method investees                    771              398
                                                                    ---------------  ---------------
  NET CASH USED FOR INVESTING ACTIVITIES                                (24,765)         (15,538)
                                                                    ---------------  ---------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Decrease in restricted cash                                     14,104              424
         Decrease in short-term debt to banks                            (1,178)               0
         Proceeds from issuance of long-term debt to banks              550,000                0
         Payments on long-term debt to related parties and
             shareholders                                              (200,000)               0
         Principal payments on long-term debt to banks                 (360,935)         (36,634)
         Refinancing charges                                            (28,784)               0
         Proceeds from issuance of shares                                     0            1,534
         Other                                                              897               (8)
                                                                    ---------------  ---------------
   NET CASH USED FOR FINANCING ACTIVITIES                               (25,896)         (34,684)
                                                                    ---------------  ---------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                                 (249)            (654)
                                                                    ---------------  ---------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (3,818)          44,531

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                             71,299           50,277
                                                                    ---------------  ---------------
      AT END OF PERIOD                                                   67,481           94,808
                                                                    ===============  ===============

                               GROHE HOLDING GMBH
                          ADJUSTED CONSOLIDATED EBITDA
                               (EURO IN THOUSANDS)


A reconciliation between adjusted consolidated EBITDA and net income as reported in the unaudited interim consolidated financial statements is as follows:

                                                         Three months ended           Nine months ended
                                                           September 30,               September 30,
                                                      --------------------------- ---------------------------
                                                          2003         2002           2003         2002
                                                      ------------ -------------- ------------- -------------
Net income (loss) as reported in the consolidated
  statements of operations                                9,171        4,165        (3,995)       32,740
Income tax expense                                        3,990        4,431        20,457        25,031
Interest expense                                         15,031       17,262        53,997        52,860
Depreciation of fixed assets                              9,023       10,114        26,339        35,945
Amortization of software and other intangible assets      1,121          940         3,225         2,974
Amortization of tradename                                 4,846        4,831        14,525        14,502
Noncash charges                                              98        1,455           617         1,985
Adjustment related to derivatives**                      (2,497)       7,169        13,511       (12,110)
Costs related to the refinancing of long-term debt
  to related parties and shareholders                       153            0        14,838             0

                                                      ------------- ------------- ------------- -------------

Adjusted consolidated EBITDA                             40,936       50,367       143,514       153,927

                                                      ============= ============= ============= =============


** We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.